

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 17, 2016

<u>Via E-mail</u>
Roderick de Greef
Chief Financial Officer
BioLife Solutions, Inc.
3303 Monte Villa Parkway, Suite 310
Bothell, Washington 98021

       Re: **BioLife Solutions, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2015
               Filed February 25, 2016
               File No. 001-36362

Dear Mr. de Greef:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2015</u>

<u>Exhibit 32</u>

1.   We note that the certifications required by Item 601(b)(32) of Regulation S-K refer to the Form 10-K for the fiscal year ended December 31, 2014. Please file an amended Form 10-K that includes the entire report as well as certifications required by both Items 601(b)(31) and (32) that correctly refer to the fiscal year ended December 31, 2015.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeanne Bennett at 202-551-3606 or Kristin Lochhead, Senior Accountant, at 202-551-3664 with any questions. You may also reach me at (202) 551-3676.

Sincerely,

/s/ Kristin Lochhead for

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery